FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	"Syngenta successfully issues CHF 500 million domestic bond"

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta successfully issues CHF 500 million domestic bond

Basel, Switzerland, March 5, 2008

Syngenta announced today the successful issue of a CHF 500 million domestic bond with five years maturity. The proceeds of the bond will be used for general funding purposes as well as further optimization of the balance sheet.

John Ramsay, CFO, said "The strong demand for Syngenta's credit in a highly challenging market environment is a reflection of the company's financial strength. The successful execution of this transaction will allow us to decrease our average funding costs".

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2007 were approximately $9.2 billion.  Syngenta employs over 21,000 people in more than 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Anne Burt (US)	+1 202 628 2372

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – March 5, 2008 / Page 1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: March 5, 2008	By:	/s/ Christoph Mäder
		Name:	Christoph Mäder
		Title:	Head Legal & Taxes